SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    Report on Form 6-K dated January 9, 2006

                           Commission File No. 1-14838


                                ----------------
                                     Rhodia
                              (Name of Registrant)

                         Immeuble Coeur Defense, Tour A
                         110 Esplanade Charles de Gaulle
                                92400 Courbevoie
                                     France
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosures: A press release dated November 28, 2005 announcing that the UN Framework Convention on Climate Change (UNFCCC) secretariat has registered Rhodia's project to reduce greenhouse gas emissions at its Onsan facility in South Korea; a press release dated December 12, 2005 announcing the appointment of Pascal Bouchiat as Rhodia's Group Executive Vice President and Chief Financial Officer; a press release dated December 15, 2005 announcing Rhodia's receipt of a "Special Jury Prize" from the French National Association of Certified Public Accountants for its 2004 sustainable development report; a press release dated December 29, 2005 announcing that the UNFCCC secretariat has registered Rhodia's project to reduce greenhouse gas emissions at its Paulinia facility in Brazil; a press release dated January 5, 2006 announcing the signing of a letter of intent for Rhodia's pharmaceutical custom synthesis business; and the Resubmission of Article 8.1 of Rhodia's unofficial translation of selected portions of its French Actualisation (Update), which was submitted to the SEC on Form 6-K on November 30, 2005.

              Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained in this Report that are not historical facts, are statements of future expectations and other forward-looking statements. These statements are based on our management's current views and assumptions and involve known and unknown risks and uncertainties that could cause our actual results, performance or events to differ materially from those anticipated by such statements. Factors that could cause such differences in our actual results include:

     o changes in the competitive and regulatory framework in which we operate, in particular increased competition in the specialty chemicals industry;

     o changes in raw material prices, in particular the price of oil and oil derivatives;

     o changes in interest rates and currency exchange rates in currencies other than the euro, principally in U.S. dollars, Brazilian reals and U.S. dollar-influenced currencies;

     o our ability to successfully conclude divestitures and restructuring transactions on a timely basis and terms that are commercially acceptable;

     o our ability to introduce new products and to continue to develop our production process;

     o    customers and market concentration;

     o risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability;

     o    changes in economic or technological trends;

     o potential environmental claims, costs, liabilities or other obligations;

     o if we are unsuccessful in obtaining tradable credits (CDM certificates) under the Clean Development Mechanism as established by the Kyoto Protocol; we note that the CDM processes and markets are new and are subject to risks, some of which may not yet be known; and

     o general competitive and market factors on a global, regional and/or national basis.

Additional factors that might cause our future actual results to differ materially from our recent results or those projected in the forward-looking statements are set forth in "Item 3. Key Information--Risk Factors" included in our Form 20-F filed with the Securities and Exchange Commission (SEC) on May 5, 2005, as updated in our submissions to the SEC from time to time. We assume no obligation to update the forward-looking statements or such risk factors.

                                    *   *   *

                        UNFCCC registers Rhodia's project
                to reduce greenhouse gas emissions in South Korea

Paris - November 28, 2005 ------ Rhodia announces today that the UN Framework Convention on Climate Change (UNFCCC) secretariat has registered its project to reduce greenhouse gas emissions at its Onsan facility in South Korea. With this decision, the Group has now acquired the final consent needed to deploy the project which will become operational by end of 2006.

This approval is in line with the Group's commitment of reducing greenhouse gas emissions by 80 per cent worldwide over the period 1990-2010 covered by the Kyoto Protocol. This agreement will serve to reinforce cooperation between Rhodia and Korean authorities regarding the realization of sustainable development projects in this country.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.3 billion in 2004 and employs around 20,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts

Press Relations
---------------
Lucia Dumas +33 (0)1 53 56 64 84
Anne-Laurence de Villepin +33 (0)1 53 56 64 04

Investor Relations
------------------
James Palmer +33 (0)1 53 56 64 89


                                    *   *   *


            Pascal Bouchiat appointed Group Executive Vice President
                           and Chief Financial Officer

Paris, December 12, 2005 ----- Rhodia today announced the appointment of Pascal Bouchiat as Group Executive Vice President and Chief Financial Officer. Since 2004, he had been Vice President, Corporate Finance and Treasury.

Pascal Bouchiat is a member of the Group's Executive Management Committee responsible for corporate finance and treasury, accounting, financial communication, tax and insurance.

Pascal Bouchiat, who holds a master in chemical engineering and an MBA from Cesma/EM Lyon, began his professional career in 1985 as an R&D engineer in Rhone-Poulenc before assuming industrial responsibilities, notably, as a production manager in the Saint-Fons Silicones factory. In 1994, he joined the Finance Department where he held several positions of increasing responsibility before being appointed Rhodia Group Management Controller in 1998, when Rhodia was first created. In 1999, he was appointed Vice President, Finance, of the Consumer Specialties Division before becoming Group Financial Controller in 2001 and Vice-President, Corporate Finance and Treasury in 2004. He is currently completing the Executive MBA Trium (New York University - London School of Economics - HEC Paris).

Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.3 billion in 2004 and employs around 20,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts

Press Relations
Lucia Dumas +33 (0)1 53 56 64 84
Anne-Laurence de Villepin +33 (0)1 53 56 64 04

Investor Relations
James Palmer +33 (0)1 53 56 64 89


                                    *   *   *


   Rhodia receives the "Prix Special du Jury" awarded by the French national association of certified public accountants for its 2004 sustainable development report

Paris, December 15, 2005 ---At a ceremony organized this morning, Rhodia was presented with the "Prix Special du Jury" awarded by the Conseil Superieur de l'Ordre des Experts Comptables (National Association of Certified Public Accountants) for its 2004 Sustainable Development Report.

In awarding Rhodia this prize, the panel wanted to reward the Group for the clear and rigorous way in which it has identified the key environmental issues facing it and specified its commitments in this area. Presented as their "favorite" of the year, the Group's Sustainable Development report was described as "courageous" by the members of the panel, who made a point of emphasizing its sincerity and openness.

Jacques Kheliff, Vice President, Sustainable Development, took this opportunity to make the following statement: "This prize rewards a veritable culture of individual responsibility, deeply rooted within the Group, and it pays tribute first and foremost to Rhodia's 20,000 employees. In 2004, a year marked by the implementation of a drastic recovery plan, we have managed to keep on course and even reinforce our commitments to sustainable development. We consider that operational performance and behavioral excellence are intimately linked. Today, when the Group is confirming its recovery, this prize recognizes this ambition and the efforts made every day by everyone in Rhodia."

In 2002, the Group had already won the "Prize for the best information for sustainable development" awarded by the National Association of Certified Public Accountants which, for the 6th year in succession, reward the quality of environmental and social information published in companies' annual environmental reports.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.3 billion in 2004 and employs 20,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.


Contacts

Press Relations
Lucia Dumas 33-1 53 56 64 84
Anne-Laurence de Villepin 33-1 53 56 64 04

Investor Relations
James Palmer 33-1 53 56 64 89


                                    *   *   *


                        UNFCCC registers Rhodia's project
                  to reduce greenhouse gas emissions in Brazil

Paris, December 29, 2005 ------ Rhodia announces today that the UN Framework Convention on Climate Change (UNFCCC) secretariat has registered its project to reduce greenhouse gas emissions at its Paulinia facility in Brazil.

With this decision, the Group has now obtained the final approval in order to deploy its project. The investment will become operational during the first semester of 2007.

In November, Rhodia obtained UN's agreement regarding its Onsan site, in South Korea. These two projects in South Korea and Brazil are developed by the Group within the scope of the Clean Development Mechanism (CDM) initiative established by the Kyoto protocol.


Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.3 billion in 2004 and employs around 20,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts

Press Relations
Lucia Dumas +33 (0)1 53 56 64 84
Anne-Laurence de Villepin +33 (0)1 53 56 64 04

Investor Relations
James Palmer +33 (0)1 53 56 64 89



                                    *   *   *


          Rhodia signs a letter of intent with Shasun Chemicals & Drugs with a view to selling its
                    pharmaceutical custom synthesis business

Paris, January 5, 2006 ----- Rhodia announced the signature of a letter of intent with Shasun Chemicals & Drugs Ltd with a view to selling its pharmaceutical custom synthesis business.

Jean-Pierre Clamadieu, Chief Executive Officer of Rhodia, said: "This transaction is in line with our announced strategy to refocus the Group's business portfolio and to find a solution for RPS (Rhodia Pharma Solutions). The transfer to Shasun will allow these activities to be pursued under optimum conditions for our customers."

We expect the transaction to be completed by the end of the 1st quarter of 2006, with the signature of the final contract, as well as the necessary official authorizations.

Shasun Chemicals & Drugs Ltd is a front-ranking supplier of the pharmaceutical industry. Founded in 1976, Shasun offers an integrated industrial model ranging from research & development to the manufacture of active ingredients and intermediates for the pharmaceutical industry in facilities certified compliant with cGMP standards. Based in Chennai (in India's Tamil Nadu region), Shasun generated sales of $73m in 2004, employs a total of 1,300 people and boasts the major players in the pharmaceutical industry as its customers. Shasun Chemicals & Drugs Ltd is listed on the Bombay stock exchange. More information is available on the web site : www.shasun.com.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in Performance Materials, Functional Chemicals and the Organics and Services clusters. Partnering with major players in the automotive, electronics, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.3 billion ($6.9 billion) in 2004 and employs 20,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts

Press Relations
Lucia Dumas 33-1 53 56 64 84
Anne-Laurence de Villepin 33-1 53 56 64 04

Investor Relations
James Palmer 33-1 53 56 64 89



                                    *   *   *


   Resubmission of Article 8.1 of Rhodia's unofficial translation of selected portions of its French Actualisation (Update), which was submitted to the SEC on
                         Form 6-K on November 30, 2005


8.1  Assumptions related to the financial outlook

After two years of restructuring:

     o    its portfolio of businesses;

     o    its less profitable industrial businesses;

     o    its support functions;

and in the current context of exchange rates, raw material prices and energy prices, Rhodia confirms its target for recurring EBITDA(1) margin as a percentage of net sales(2) greater than 13%, positive net income at the end of 2006 and a ratio of net debt(3) to recurring EBITDA less than or equal to 3.5.

This target is based upon anticipated profits before tax based on the following main assumptions:

Macroeconomic assumptions:

     - a stable (euro)/$ exchange rate at approximately $1.2 for (euro)1;

     - economic environment similar to the current one, notably in terms of growth and inflation; and

     - maintenance of elevated raw material prices and energy prices in line with those currently observed.

Internal company assumptions:

a. Scope of activities

     - scope of continuing activities in 2006 identical to that at the end of October 2005; and

     - no significant divestitures in 2006.

     ----------------------
(1) Recurring EBITDA defined as income / (loss) from operations before restructuring expenses, other operating income and expenses and depreciation and amortization.
(2) Net sales corresponds to sales-products as presented in the income statement.
(3) Net debt (defined as long-term debt, plus short-term borrowings and current portion of long-term debt, less cash and cash equivalents and marketable securities).

b. Operating activities

     - level of activity in line with the macroeconomic growth assumptions described above;

     - net reduction in fixed operating expenses resulting from the industrial cost reduction plan and support function costs reduction plan launched at the end of 2003 as well as the full impact of measures taken in 2005, in conformity with the targets indicated by Rhodia;

     - in the macroeconomic context described above, the absence of exceptional asset impairments;

     - the potential value of greenhouse gas emission credits related to the Korean and Brazilian projects currently submitted by Rhodia to the UN's Framework Convention on Climate Change (UNFCCC), the final authority for approving the projects and granting emission credits, has not been taken into account.

c. Other assumptions:

     - stability of interest expense for financial debt estimated on the basis of financing sources currently in place;

     - absence of latent foreign exchange gain or loss on debt denominated in dollars and exceptional expenses related to refinancing transactions;

     - absence of significant increases to reserves for environmental risks; and

     - absence of increases to reserves for litigation, and no favorable outcome of Rhodia's claims against Sanofi-Aventis has been taken into account.

These objectives are made on the basis of IFRS as applied by Rhodia as of June 30, 2005 for its semi-annual financial statements.

         Rhodia's ability to realize the three objectives set forth above is dependent upon assumptions and estimates that Rhodia believes are reasonable. Certain of these assumptions and estimates are, however, subject to factors beyond Rhodia's control and may change or need to be modified over time as a result of uncertainties, notably related to the general economic environment (such as those related to raw material prices and, in particular, the price of oil), the financial environment (such as currency exchange rates), the competitive environment (such as Rhodia's ability to pass through cost increases without losing market share) and strategy (such as a decision to sell an activity if an opportunity presents itself). If certain risks described in "Cautionary Note About Forward-Looking Statements," Rhodia's Form 20-F, the French Document de reference filed under number D. 05-0271 on March 24, 2005, the update filed on May 19, 2005 under number D. 05-0271-A01 and this update were to be realized, Rhodia's ability to achieve its objectives would be adversely affected. Finally, the realization of these objectives assumes the successful implementation of Rhodia's strategy, as described in this document. Rhodia can give no assurance that these objectives will be achieved, and Rhodia makes no undertaking to publish future updates or corrections of these objectives or any of the other factors set for the above.


                                    *   *   *

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: January 9, 2006                        RHODIA

                                              By:    /s/ JEAN-PIERRE LABROUE
                                                     -----------------------
                                              Name:  Jean-Pierre Labroue
                                              Title: General Counsel